UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549


                                 SCHEDULE 13D/A
                                 AMENDMENT NO. 1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            LATITUDE SOLUTIONS, INC.
                        -------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                        --------------------------------
                         (Title of Class of Securities)

                                    51829W10
                        --------------------------------
                                 (CUSIP Number)



                       JOHN PAUL DEJORIA FAMILY TRUST, LLC

                           JOHN PAUL DEJORIA, TRUSTEE
                        1888 Century Park East, Suite 16
                         Century City, California 90067
       -------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                JANUARY 25, 2012
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
[    ]

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 227443108

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          JOHN PAUL DEJORIA FAMILY TRUST, LLC

          JOHN PAUL DEJORIA - Mr. DeJoria is the Trustee of John Paul DeJoria Family Trust, LLC. and is a Director of Latitude Solutions, Inc.

2. Check the Appropriate Box if a Member of a Group

                            (a)    [   ]
                            (b)    [ X ]

3. SEC Use 0nly

4. Source of Funds (See Instructions)

OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization:

   John Paul DeJoria Family Trust  -       State of Nevada
   John Paul DeJoria               -       United States of America



Number of              7. Sole Voting Power  (a)(b)       -     7,500,000 shares
Shares
Beneficially by        8. Shared Voting Power (a)(b)      -     8,401,150 shares
Owned by Each
Reporting              9. Sole Dispositive Power (a)(b)   -     7,500,000 shares
Person With
Power                  10.Shared Dispositive Power (a)(b) -     8,401,150 shares
-----------------------

     (a) The John Paul DeJoria Family Trust, LLC holds 7,000,000 shares of Latitude Solutions, Inc. and a warrant exercisable for 500,000 shares of Latitude Solution, Inc.'s common stock. Mr. John Paul DeJoria is the Trustee of John Paul DeJoria Family Trust, LLC. Mr. John Paul DeJoria holds 300,000 shares directly. Mr. DeJoria has the ability to vote a total of 7,300,000 shares of the common stock of Latitude Solutions, Inc.

     (b) Mr. Dejoria holds a $300,000 Commercial Promissory Note, which is convertible into shares of Latitude Solutions, Inc.'s common stock at a rate of $0.50 per share. The Note is convertible in whole or in part and any accrued interest at the date of conversion may be converted in shares of Latitude Solutions, Inc.'s common stock. At the date of this filing, the principal and accrued interest of the Note would be convertible into 601,150 shares.

11. Aggregate Amount Beneficially Owned by Each Reporting Person

     The John Paul DeJoria Family Trust, LLC  -    7,500,000 shares

     John Paul DeJoria, Individually          -      901,150 shares

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)          12.88%

     Based on 60,706,047 shares of common stock issued and outstanding and assuming the conversion of the Note for 601,150 shares of Latitude Solutions, Inc.

14. Type of Reporting Person

     John Paul DeJoria Family Trust, LLC    -    CO
     John Paul DeJoria                      -    IN

ITEM 1.   SECURITY AND ISSUES.
------------------------------

This statement on Schedule 13D relates to shares of $0.001 par value Common Stock of Latitude Solutions, Inc., a Nevada Corporation. The address of its principal office is 2595 NW Boca Raton Blvd. Suite 100, Boca Raton, FL 33431.

ITEM 2. IDENTITY AND BACKGROUND.
--------------------------------

JOHN PAUL DEJORIA FAMILY TRUST, LLC

(a) This statement on Schedule 13D is being filed on behalf of John Paul DeJoria Family Trust.

(b) John Paul DeJoria Family Trust, LLC's address is 1888 Century Park East, Suite 16, Century City, California 90067.

(c)  Not Applicable.

(d)  Not Applicable.

(e) John Paul DeJoria Family Trust, LLC has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f)  Not Applicable.

JOHN PAUL DEJORIA, TRUSTEE OF THE JOHN PAUL DEJORIA FAMILY TRUST, LLC, DIRECTOR OF LATITUDE SOLUTIONS, INC.

(a) This statement on Schedule 13D is being filed on behalf of John Paul DeJoria as the Trustee of the John Paul DeJoria Family Trust, LLC.

(b) Mr. DeJoria's address is 18888 Century Park East, Suite 16, Century City, California 90067.

(c) Mr. DeJoria is employed by and is the founder of John Paul Mitchell Systems, Inc.

(d) Mr. DeJoria has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e) Mr. DeJoria has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citzenship: United States of America

ITEM 3.  SOURCE OF FUNDS OR OTHER CONSIDERATION.
-------------------------------------------------

During the period of April 25, 2011 through September 6, 2011, the John Paul DeJoria Family Trust, LLC purchased for cash 3,000,000 shares of Latitude Solutions, Inc.'s restricted common stock and a warrant exercisable for 3,000,000 shares of Latitude Solutions, Inc.'s common stock at a purchase price of $1.25 per share. The warrant had a term of 5 years and an exercise price of $1.25 per share. In August 3, 2011, Latitude Solutions, Inc. agreed to amend the warrant to lower the exercise price to $1.00 per shares. All of the other terms of the warrant remained unchanged. On August 9, 2011, the John Paul DeJoria Family Trust, LLC exercised the warrant in full and was issued 3,000,000 shares of Latitude Solutions, Inc.'s common stock.

On October 17, 2011, the John Paul DeJoria Family Trust, LLC purchased 1,000,000 shares of Latitude Solutions, Inc.'s restricted common stock and a warrant exercisable for 500,000 shares of Latitude Solutions, Inc.'s common for $2,000,000 cash. The warrant has a term of 5 years and an exercise price of $3.00 per share. The warrant is callable at $6.00 per share.

Mr. DeJoria holds 300,000 shares of common stock directly in his name. He was issued the shares pursuant to an agreement with Latitude Solutions, Inc.

On January 25, 2012, Latitude Solutions, Inc. issued a Commercial Promissory Note ("the Note") to Mr. DeJoria in exchange for $300,000 cash. The Note has a term of 1 year and an interest rate of 10% per annum. The Note provides for the principal and any accrued interest to be converted into shares of Latitudes
Solution, Inc.'s common stock at a rate of $0.50 per share. The Note is convertible at any time and provides that the principal and accrued interest can be converted, in whole or in part. At the date of this filing, the Note has a value of approximately $300,575, including accrued interest, and would be convertible into 601,150 shares of common stock.

ITEM 4. PURPOSE OF THE TRANSACTION.
-----------------------------------

Mr. John Paul DeJoria is the trustee of the John Paul DeJoria Family Trust, LLC and as such has the ability to vote the shares held by the John Paul DeJoria Family Trust, LLC. On October 21, 2011, Mr. DeJoria was appointed to the Board of Directors of Latitude Solutions, Inc. They intend to and may influence the following corporate activities:

(a) The acquisition by any person of additional securities of Latitude Solutions, Inc.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Latitude Solutions, Inc. or any of its subsidiaries;

(c)  Not Applicable;

(d) A change in the present board of directors or management of Latitude Solutions, Inc., including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board;

(e) A material change in the present capitalization of Latitude Solutions, Inc.;

(f) Any other material change in Latitude Solutions, Inc.'s business or corporate structure;

(g) Changes in Latitude Solutions, Inc.'s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Latitude Solutions, Inc. by any person;

(h)  Not Applicable;

(i)  Not Applicable; or

(j)  Any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-----------------------------------------------

The percentage of outstanding shares of Latitude Solutions, Inc.'s common stock reported below is based on the statement that there are 60,706,047shares of Latitude Solutions, Inc.'s common stock issued and outstanding.

     (a)John Paul DeJoria Family Trust, LLC/Mr. DeJoria beneficially owns or may be deemed to beneficially own shares of Latitude Solutions, Inc. as follows:

                                       Number of                          Shares Underlying
                                        Common          Number of      Convertible Promissory      Beneficial Ownership
              Holder                    Shares           Warrants               Note                   Percentage*
----------------------------------- ---------------- ----------------- ------------------------ ---------------------------
 John Paul DeJoria Family Trust,        7,000,000        500,000                        -                   11.41%
               LLC
        John Paul DeJoria                 300,000              -                  601,150                    1.46%
                                    ---------------- ----------------- ------------------------ ---------------------------
              Total                     7,300,000        500,000                  601,150                   12.88%

            *Based on 60,706,047shares of common stock issued and outstanding and assuming the conversion of the Note for 601,150 shares there would be a total of 61,307,197 shares issued and outstanding. Does not assume the exercise or conversion of any other equity instruments Latitude Solutions, Inc. may have issued.

            Mr. John Paul DeJoria, is the Trustee of the John Paul DeJoria Family Trust, LLC and as such, Mr. DeJoria has the authority to vote the shares of on behalf of the John Paul DeJoria Family Trust, LLC.

     (b) For information regarding the number of shares of Latitude Solutions, Inc.'s common stock to which John Paul DeJoria Family Trust, LLC/John Paul DeJoria holds or shares or may be deemed to hold, reference is made to Items (7)
- (12) of the cover page for this statement on Schedule 13D.

     (c) Other than the purchases as set forth herein, there have been no other transactions in shares of Latitude Solutions, Inc.'s common stock effected by John Paul DeJoria Family Trust, LLC or Mr. John Paul DeJoria during the past 60 days.

     (d) No person other than John Paul DeJoria Family Trust, LLC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Latitude Solutions, Inc.'s common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by John Paul DeJoria Family Trust.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

On October 21, 2011, Mr. DeJoria entered into an agreement with Latitude Solutions, Inc. that provided for him to be issued 300,000 shares of the Company's common stock in return for his services.

On October 21, 2011, Mr. DeJoria was appointed to the Board of Directors of Latitude Solutions, Inc.

On January 25, 2012, Latitude Solutions, Inc. issued a Commercial Promissory Note ("the Note") to Mr. DeJoria in exchange for $300,000 cash. The Note has a term of 1 year and an interest rate of 10% per annum. The Note provides for the principal and any accrued interest to be converted into shares of Latitudes
Solution, Inc.'s common stock at a rate of $0.50 per share. The Note is convertible at any time and provides that the principal and accrued interest can be converted, in whole or in part. At the date of this filing, the Note has a value of approximately $300,575, including accrued interest, and would be convertible into 601,150 shares of common stock.

John Paul DeJoria Family Trust, LLC/John Paul DeJoria have no other contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of Latitude Solutions, Resources, Inc., other than as described in this statement on Schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
-------------------------------------------

Latitude Solutions, Inc. Commercial Promissory Note , dated January 25, 2012.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      February 3, 2012               JOHN PAUL DEJORIA
                                           FAMILY TRUST, LLC.



                                            /s/ John Paul DeJoria
                                            ------------------------------------
                                            John Paul DeJoria, Trustee